MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports Second Quarter Fiscal Year 2007 Financial Results

Vancouver, BC, CANADA & San Diego, CA, USA – December 13, 2006– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, reports financial results for the three and six months ended October 31, 2006 and an update on its programs.

Jim DeMesa, M.D., President & CEO of MIGENIX stated, “During our second fiscal quarter we focused on preparing for receipt of the data from our first celgosivir hepatitis C combination therapy clinical study, which we received just after the end of the quarter. The clinically significant benefit demonstrated by celgosivir when combined with the gold standard HCV products provides potential new opportunities for a very difficult-to-treat non-responder population. These results and the recently completed bought-deal financing strengthen our company as we head into 2007, a year with many important milestones and opportunities for us.”

UPDATE ON DRUG DEVELOPMENT PROGRAMS

Omiganan 1% gel (Omigard/CPI-226/MX-226; topical cationic peptide; prevention of catheter-related infections): A Phase III study is in progress in the United States and Europe under a Special Protocol Assessment (SPA) agreement with the US FDA. This confirmatory phase III trial is a randomized, Evaluation Committee-blinded study to evaluate the effectiveness of omiganan 1% gel vs. 10% povidone-iodine for the prevention of central venous catheter-related infections in approximately 1,250 hospitalized patients. Cadence Pharmaceuticals, our North American and European development and commercialization partner for omiganan 1% gel, expects to complete the phase III study in the second half of 2007 and to submit an NDA to the US FDA and a Marketing Authorization Application to European regulatory authorities in the first half of 2008, for marketing approval in the US and Europe respectively. MIGENIX has initiated activities directed at securing a development and commercialization partner for omiganan 1% gel in Japan and other territories outside of North America and Europe.

Celgosivir (MX-3253; oral α-glucosidase I inhibitor; treatment of chronic Hepatitis C virus infections): A phase II combination study in non-responder and partial responder patients commenced in November 2005, with full enrollment reached in June 2006 and top-line results of the study announced on November 6, 2006. A total of 57 patients were enrolled into the study (36 were non-responders and 21 were partial responders to prior pegylated alpha interferon-based HCV treatment). Patients were randomized into three treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (“triple combination”); (ii) celgosivir plus peginterferon alfa-2b (“double combination”); and (iii) celgosivir placebo plus peginterferon alfa-2b plus ribavirin (“control treatment”). Of the 36 non-responders, 30 patients completed the 12 weeks of treatment: 12 in the triple combination arm, 8 in the double combination arm, and 10 in the control treatment arm. The triple combination demonstrated clinical benefit in this non-responder patient population, achieving:

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a mean HCV viral load reduction of 1.2 log10 compared to a 0.4 log10  mean reduction in the control treatment arm; and

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a 33% Early Virological Response (“EVR”) compared to a 10% EVR in the control treatment arm (EVR is defined as a 2 log10 or greater HCV viral load reduction at 12 weeks of treatment).

In the partial responder patient population, there were insufficient patients (n=3) in the triple combination arm for any conclusions to be drawn. The double combination did not show a meaningful difference in viral load compared to the control treatment in either the non-responder or partial responder patients.

The celgosivir combination therapies were well tolerated and resulted in no serious adverse events.

Additional data from this study are planned to be presented at one or more international medical or liver disease conferences in 2007. We also plan to submit an IND in the US in the second half of 2007.

In conjunction with the celgosivir non-responder study, a protocol was designed and approved by Health Canada to provide participants in the 12-week study with access to continued treatment for up to an additional 36 weeks (the “extension study”). In consultation with their physicians, patients could elect to

MIGENIX Inc. – NEWS RELEASE – December 13, 2006                                                           Page 2 of 6

continue on with their original treatment or, if on the double combination or the control treatments, could switch to the triple combination treatment.  Of the 50 patients completing 12 weeks of treatment, 31 elected to continue treatment beyond 16 weeks with 30 of these either continuing with, or switching to, the triple combination. As of November 7, 2006: 2 patients had completed 48 weeks of treatment; 14 were between 24 and 48 weeks of treatment; 6 had not yet reached 24 weeks of treatment; and 9 patients had discontinued treatment.

The Phase II non-responder study and the extension study are supported in part through a Material Transfer License Option agreement with Schering-Plough Corporation (“Schering”). The agreement with Schering provides for (a) the supply of PEGETRON® (peginterferon alfa-2b powder plus ribavirin), (b) certain technical and laboratory support and other services, and (c) certain limited rights for Schering’s review of clinical trial results and for the negotiation of a license agreement. On December 7, 2006 we provided a summary of the study results to Schering for their exclusive review pursuant to the Material Transfer License Option agreement. No license terms have been negotiated with Schering to date.

In October 2006 we began a phase II combination study of celgosivir in patients with chronic HCV (genotype 1) infection who have not received prior treatment for their infection (the “treatment-naïve” study”). The focus of this study is on viral kinetics, pharmacokinetics, safety and tolerability. Four-week interim and 12-week results from the study are expected in the first half of 2007.

Omiganan (CLS-001/MX-594AN; topical cationic peptide; treatment of dermatological diseases): Cutanea Life Sciences, Inc., our development and commercialization partner for CLS-001, is pursuing rosacea as its first indication for development and plans to initiate and complete a phase II clinical trial in 2007.

MX-4509 (oral 17-α estradiol sulfate; treatment of neurodegenerative diseases):  A non-clinical study of MX-4509 in a potential neurodegenerative orphan indication was initiated in October 2005 and a study in a second indication started in May 2006, with clinical studies to follow, as deemed appropriate, based on the non-clinical data. These non-clinical data are expected by the end of 2006 and the first quarter 2007.

MX-2401 (IV lipopeptide; treatment of gram-positive bacterial infections): Manufacturing MX-2401 for the Good Laboratory Practices (“GLP”) non-clinical toxicity studies required to support moving into phase I clinical development has been completed and testing of the batch is in progress to determine its acceptability for the studies. Additionally, the Company has initiated interactions with Health Canada to obtain feedback on the pre-phase I developmental program. The Company is preparing to initiate the GLP non-clinical studies in the first quarter 2007 should testing of the MX-2401 batch and feedback from Health Canada support initiation of the studies. The GLP non-clinical studies required for a phase I Clinical Trial Application (“CTA”) could be completed approximately 12 months thereafter. Prior to initiating a phase I clinical trial with MX-2401 the Company will need to manufacture clinical trial grade MX-2401, submit and obtain approval from Health Canada of a CTA for the phase I study and various other activities.

FINANCIAL RESULTS

For the three months ended October 31, 2006 (“Q2/07”), MIGENIX incurred a loss of $3.7 million (Q2/06: $3.3 million) or $0.05 (Q2/06: $0.04) per common share and for the six months ended October 31, 2006 (“YTD Fiscal 2007”) the loss is $6.2 million compared to $6.1 million for the six months ended October 31, 2005 (“YTD Fiscal 2006”). The increase in the Q2/07 loss compared to the Q2/06 loss is principally attributable to accretion of the convertible royalty participation units of $0.4 million in Q2/07 ($nil in Q2/06 – see “Other Income and Expenses”).

Revenues

During YTD Fiscal 2007 and YTD Fiscal 2006 the Company had no licensing revenue and during YTD Fiscal 2007 had no research and development collaboration revenue (Q2/06: $nil; YTD Fiscal 2006: $0.3 million). Research and development collaboration revenues in YTD Fiscal 2006 were principally pursuant to the sale of omiganan drug substance to Cadence.

Research and Development Expenses

Research and development expenses in Q2/07 were $2.2 million (Q2/06: $2.2 million) and were $3.5 million for YTD Fiscal 2007 (YTD Fiscal 2006: $4.3 million). Research and development expenses include: (1) research and development personnel costs; (2) clinical development program costs; (3) patent-related costs; and (4) other research and development costs.

MIGENIX Inc. – NEWS RELEASE – December 13, 2006                                                           Page 3 of 6

Research and development personnel costs for Q2/07 were $0.7 million (Q2/06: $0.7 million) and were $1.3 million for YTD Fiscal 2007 (YTD Fiscal 2006: $1.4 million).

Clinical program development costs in Q2/07 were $0.4 million (Q2/06: $0.9 million) and were $0.8 million for YTD Fiscal 2007 (YTD Fiscal 2006: $1.5 million). The decrease in the YTD Fiscal 2007 clinical program development costs compared with YTD Fiscal 2006 clinical program development costs were primarily due to lower costs in the MX-3253 program. Clinical program development costs for the MX-3253 program in Q2/07 were $0.3 million (Q2/06: $0.8 million) and were $0.6 million for YTD Fiscal 2007 ($1.2 million for YTD Fiscal 2006 (higher costs in YTD 2006 resulted primarily from preparations for the phase II non-responder study and non-clinical study costs; phase II study costs were lower in YTD Fiscal 2006).

Patent-related costs in Q2/07 were $0.2 million (Q2/06: $0.3 million) and were $0.3 million for YTD Fiscal 2007 (YTD Fiscal 2006: $0.5 million).

Other research and development costs reflect product development costs for programs that are not at the clinical stage of development and costs that are not allocated to specific programs. Other research and development costs in Q2/07 were $0.9 million (Q2/06: $0.3 million) and were $1.1 million for YTD Fiscal 2007 (YTD Fiscal 2006: $0.8 million). Costs in the MX-2401 program in Q2/07 and YTD Fiscal 2007 were $0.6 million (Q2/06 and YTD Fiscal 2006: $0.3 million) and were net of $0.2 million (Q2/06 and YTD Fiscal 2006: $0.1 million) in Technology Partnerships Canada government assistance.

General and Corporate Expenses

General and corporate expenses in Q2/07 were $1.0 million (Q2/06: $0.8 million) and were $1.8 million for YTD Fiscal 2007 (YTD Fiscal 2006: $1.7 million). Personnel costs were $0.7 million in Q2/07 (Q2/06: $0.5 million) and were $1.2 million for YTD Fiscal 2007 (YTD Fiscal 2006: $1.0 million).

Amortization

Amortization expense for equipment was $0.1 million for YTD Fiscal 2007 (YTD Fiscal 2006: $0.1 million).

Amortization expense for intangible assets was $0.3 million for YTD Fiscal 2007 (YTD Fiscal 2006: $0.4 million).

Other Income and Expenses

Interest income was $0.3 million for YTD Fiscal 2007 (YTD Fiscal 2006: $0.2 million). The average rate of return was 3.8% for YTD Fiscal 2007 (YTD Fiscal 2006: 2.7%).

Accretion expense related to the convertible royalty participation units for Q2/07 was $0.4 million (Q2/06: $nil) and is $0.7 million for YTD Fiscal 2007 (YTD Fiscal 2006: $nil). This accretion expense is a non-cash expense resulting from accreting the liability component of the convertible royalty participation units to the maximum royalties payable over the estimated royalty payment term.

The foreign exchange gains and losses were nominal for each of YTD Fiscal 2007 and YTD Fiscal 2006.

Liquidity and Capital Resources

As of October 31, 2006, the Company had cash, cash equivalents and short term investments of $11.8 million (April 30, 2006: $9.4 million) and the Company’s net working capital was $9.6 million (April 30, 2006: $6.3 million) (see below for additional $11.6 million financing completed in December 2006). The $3.3 million increase in net working capital from April 30, 2006 to October 31, 2006 is primarily attributable to the $7.7 million in net proceeds from the May 2006 convertible royalty participation unit financing, less the loss of $4.7 million (excluding non-cash expenses: amortization, stock-based compensation, deferred share unit compensation and accretion of the convertible royalty participation units) for the six months ended October 31, 2006.

On December 6, 2006, the Company completed a bought deal public offering of 19,262,500 units at a price of $0.60 per unit for gross proceeds of approximately $11.6 million with each unit consisting of one common share and one-half of one common share purchase warrant (total of 19,262,500 common shares and 9,631,250 warrants). Each whole warrant allows for the purchase of one common share at a price of $0.80 per common share on or before December 6, 2011. In connection with the public offering the Company: [i] paid the underwriter a cash commission of $0.8 million; [ii] issued to the underwriter warrants expiring December 6, 2008 for the purchase of 963,125 units at a price of $0.60 per unit; and [iii] incurred approximately $0.4 million in legal, professional and other costs.

MIGENIX Inc. – NEWS RELEASE – December 13, 2006                                                           Page 4 of 6

MIGENIX believes that its funds on hand at October 31, 2006, together with the net proceeds from the December 2006 financing, ongoing cost containment measures and expected interest income, are sufficient to provide for operations into the third quarter of calendar 2008 before funds received, if any, from existing or new license agreements, the exercise of warrants and options and future financing activities. The Company will continue advancing its highest priority programs while operating within an annual burn rate of $12 million to $14 million. The magnitude of spending in the Company’s development programs will be dependent on the licensing status of the celgosivir program, results in the development programs, and we may need to increase or decrease our annual burn rate in response to such results. MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained.

Outstanding Shares

There are currently 93,918,120 (October 31, 2006: 74,625,620; April 30, 2006: 74,258,656) common shares outstanding; 29,465 convertible royalty participation units (October 31, 2006: 29,465; April 30, 2006: nil); and 14,600,000 (October 31, 2006 and April 30, 2006: 14,600,000) preferred shares outstanding.

Conference Call

Investors, analysts and the media are invited to participate in a conference call Wednesday December 13, 2006 at 11:00 a.m. ET (8:00 a.m. PT) to discuss this announcement.  To participate in the conference call, please dial 416-644-3423 or 1-866-250-4910. The call will be available for replay until December 27, 2006 by calling 416-640-1917 or 1-877-289-8525 and entering the pass code 21212520 followed by the number sign. The live and archived web cast can be accessed through the company's website at www.migenix.com for the next 90 days.

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	October 31, 2006	April 30, 2006
Assets
Cash and cash equivalents	$ 5,288	$ 5,743
Short-term investments	6,493	3,642
Other current assets	861	706
Total current assets	$12,642	$10,091
Deferred financing costs	500	-
Long-term investments	1	1
Other assets	-	275
Equipment	955	936
Intangible assets	5,223	5,569
Total assets	$19,321	$16,872

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$3,033	$3,828
Current portion of capital lease obligation	-	5
Total current liabilities	$ 3,033	$ 3,833
Convertible Royalty Participation Units	4,166	-
Preferred shares	-	-
Total liabilities	$7,199	$3,833

Shareholders’ equity
Common shares	$117,885	$117,666
Equity portion of Convertible Royalty Participation Units	4,554	-
Contributed surplus	4,546	4,038
Deficit	(114,863)	(108,665)
Total shareholders’ equity	$12,122	$13,039
Total liabilities and shareholders’ equity	$19,321	$16,872

MIGENIX Inc. – NEWS RELEASE – December 13, 2006                                                           Page 5 of 6

STATEMENTS OF LOSS AND DEFICIT Unaudited – In Thousands Canadian dollars (except per share amounts)	Three months ended October 31,		Six months ended October 31,
	2006	2005	2006	2005
Revenue
Research and development collaboration	-	-	-	269
	$ -	$ -	$ -	$ 269
Expenses
Research and development	2,165	2,224	3,506	4,253
General and corporate	1,016	848	1,805	1,675
Amortization	233	247	459	494
Write-down of intangible assets	-	88	-	88
	$ 3,414	$ 3,407	$ 5,770	$ 6,510

Operating loss	$ (3,414)	$ (3,407)	$ (5,770)	$ (6,241)
Interest income	130	96	274	176
Accretion of Convertible Royalty Participation Units	(419)	-	(719)	-
Foreign exchange gain (loss)	(9)	(3)	17	(21)
Loss for the period	$ (3,712)	$ (3,314)	$ (6,198)	$ (6,086)

Deficit, beginning of period	(111,151)	(100,087)	(108,665)	(97,315)
Deficit, end of period	$(114,863)	$(103,401)	$(114,863)	$(103,401)

Basic and diluted loss per common share	$(0.05)	$(0.04)	$(0.08)	$(0.08)

Weighted avg. number of common shares outstanding (000’s)	74,505	74,258	74,402	71,849

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars
Loss for the period	$ (3,712)	$ (3,314)	$ (6,198)	$ (6,086)
Loss not affecting cash:
Amortization	233	247	459	494
Stock-based compensation	88	76	235	181
Issuance of deferred share units	96	-	96	-
(Gain) loss on disposal / write-down of assets	-	88	-	88
Accretion of Convertible Royalty Participation Units	419	-	719	-
Changes in non-cash working capital items relating to operating activities	619	620	(676)	1,356
Cash used in operating activities	$ (2,257)	$ (2,283)	$ (5,365)	$ (3,967)

Issuance of royalty participation units	(5)	-	7,732	-
Issuance of common shares, net of issue costs	-	-	-	5,743
Proceeds on exercise of stock options	9	-	10	-
Proceeds on exercise of warrants	138	-	155	-
Repayment of capital lease obligation	-	(15)	(5)	(31)
Cash provided by financing activities	$ 142	$ (15)	$ 7,892	$ 5,712

(Purchases of) funds from short-term investments	(1,447)	(269)	(2,811)	292
Purchases of equipment	(99)	(4)	(171)	(30)
Cash (used in) provided by investing activities	$ (1,546)	$ (273)	$ (2,982)	$ 262

(Decrease) increase in cash and cash equivalents	$ (3,661)	$ (2,571)	$ (455)	$ 2,007
Cash and cash equivalents, beginning of period	8,949	5,759	5,743	1,181
Cash and cash equivalents, end of period	$ 5,288	$ 3,188	$ 5,288	$ 3,188

MIGENIX Inc. – NEWS RELEASE – December 13, 2006                                                           Page 6 of 6

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III), the treatment of dermatological diseases (Phase II) and the treatment of neurodegenerative diseases (Phase I and preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Extension 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: Cadence Pharmaceuticals completing the omiganan 1% gel phase III study in the second half of 2007 in approximately 1,250 patents and submitting an NDA to the US FDA and a Marketing Authorization Application to European regulatory authorities in the first half of 2008, for marketing approval in the US and Europe respectively; securing a development and commercialization partner for omiganan 1% gel in Japan and other territories outside of North America and Europe; partnering celgosivir; additional data from the celgosivir phase II non-responder study being presented at one or more international medical or liver disease conferences in 2007; 4-week interim and 12-week results from the phase II combination study of celgosivir in treatment-naïve patients in the first half of 2007; submitting an IND in the US in the second half of 2007 for celgosivir; Cutanea Life Sciences initiating and completing a phase II CLS001 rosacea clinical trial in 2007; initiating the MX-2401 GLP non-clinical studies in the first quarter 2007 and their duration being approximately 12 months; MX-4509 data from two non-clinical studies by the end of 2006 and the first quarter of 2007 with clinical studies to follow as deemed appropriate; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $12 million to $14 million; and the Company’s financial resources being sufficient to fund operations into the third quarter of calendar 2008.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to initiate and complete non-clinical and clinical studies within our expected timelines; our ability to manage licensing opportunities; our partner Cadence Pharmaceuticals completing the current CPI-226 phase III clinical trial in the second half of 2007 and submitting for regulatory approvals in the first half of 2008; additional data from the celgosivir phase II non-responder study being accepted for presentation; our partner Cutanea Life Sciences initiating and completing a phase II CLS001 rosacea clinical trial in 2007; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Final Prospectus dated November 29, 2006, Annual Information Form and Annual Report on Form 20-F for the year ended April 30, 2006 and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.